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                                                                     EXHIBIT 15

                  [GLOBAL INDUSTRIAL TECHNOLOGIES, INC. LOGO]

FOR IMMEDIATE RELEASE
INVESTOR CONTACT: GEORGE PASLEY                      MEDIA CONTACT: LARRY NANCE
V.P. COMMUNICATIONS                 MANAGER, CORPORATE RELATIONS/PUBLIC AFFAIRS
214-953-4510                                                       214-953-4518
WEB SITE: PRNEWSWIRE.COM/GIX

                   GLOBAL INDUSTRIAL TECHNOLOGIES CLOSES ITS
                    TENDER OFFER FOR A. P. GREEN INDUSTRIES

DALLAS, TEXAS (July 1, 1998)--Global Industrial Technologies, Inc. (NYSE: GIX) announced today that its cash tender offer for all of the outstanding shares of common stock of A. P. Green Industries, Inc. (NYSE: APK) expired at 5:00 p.m., ET, on Tuesday, June 30, 1998. Global also announced that it has filed a certificate of merger with the State of Delaware to effect the merger of BGN Acquisition Corp., a wholly owned subsidiary of Global, with and into A.P. Green.

Global has been advised by Harris Trust and Savings Bank, the Depositary for the tender offer, that as of 9:30 a.m., ET, today, approximately 7,650,000 shares of common stock of A. P. Green had been validly tendered and not withdrawn, representing approximately 95% of the outstanding shares of common stock of A.
P. Green. The shares included approximately 11,000 shares tendered pursuant to Notices of Guaranteed Delivery.

Global Industrial Technologies is a major manufacturer of technologically advanced industrial products that support high-growth markets around the world. Its Harbison-Walker subsidiary operates 15 refractory plants in five countries, including the United States, Mexico, Chile and Germany.

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